UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

    Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Results of Annual General Meeting of Shareholders

of KB Financial Group Inc. for Fiscal Year 2022

On March 24, 2023, KB Financial Group Inc. (“KB Financial Group”) held its annual general meeting of shareholders for fiscal year 2022. Seven out of nine agenda items were approved and ratified, and two agenda items were rejected, as set forth below.

Agenda:

1)	Approval of financial statements and the proposed dividend payment for fiscal year 2022:

Approved as originally proposed

2)	Amendment of the articles of incorporation of KB Financial Group:

Approved as originally proposed

3)	Appointment of directors (five non-executive directors)

3-1)	Seon-joo Kwon, Non-Executive Director Candidate:

Approved as originally proposed

3-2)	Whajoon Cho, Non-Executive Director Candidate:

Approved as originally proposed

3-3)	Gyutaeg Oh, Non-Executive Director Candidate:

Approved as originally proposed

3-4)	Jungsung Yeo, Non-Executive Director Candidate:

Approved as originally proposed

3-5)	Sung-Yong Kim, Non-Executive Director Candidate:

Approved as originally proposed

4)	Appointment of a non-executive director, who will serve as a member of the Audit Committee

Kyung Ho Kim, Non-Executive Director Candidate:

Approved as originally proposed

5)	Appointment of members of the Audit Committee, who are non-executive directors

5-1)	Seon-joo Kwon, Audit Committee Member Candidate:

Approved as originally proposed

5-2)	Whajoon Cho, Audit Committee Member Candidate:

Approved as originally proposed

5-3)	Sung-Yong Kim, Audit Committee Member Candidate:

Approved as originally proposed

6)	Approval of the enactment of the regulations on severance pay for directors:

Approved as originally proposed

7)	Approval of the aggregate remuneration limit for directors:

Approved as originally proposed

8)

Amendment of the articles of incorporation of KB Financial Group (proposed by the Labor Union of Kookmin Bank, a chapter of the Korean Financial Industry Union, and others, as a shareholders’ proposal):

Amendment to Article 40 of the articles of incorporation of KB Financial Group:

Rejected.

9)	Appointment of a non-executive director (proposed by the Labor Union of Kookmin Bank, a chapter of the Korean Financial Industry Union, and others):

Non-Executive Director Candidate: Kyung Jong Lim:

Rejected.

Details of Approved Agenda Items

•	Key items of the approved financial statements for fiscal year 2022

•	Consolidated financial statements for fiscal year 2022(1)

(In millions of Won, except per share amount)
Total assets	701,170,848
Total liabilities	651,527,934
Share capital	2,090,558
Total equity(2)	49,642,914
Total operating revenue(3)	88,895,934
Net operating income	5,638,855
Profit for the year(4)	4,173,239
Basic earnings per share (Won)	10,955

Note: (1) Based on International	Financial Reporting Standards as adopted by the Republic of Korea.

(2)	Represents total equity, including equity attributable to non-controlling interests.

(3)	Represents the sum of interest income, fee and commission income, insurance income, gain on financial assets/liabilities at fair value through profit and loss and other operating income.

(4)	Represents total profit for the year, including profit attributable to non-controlling interests.

•	Separate financial statements for fiscal year 2022(1)

(In millions of Won, except per share amount)
Total assets	30,453,827
Total liabilities	6,222,011
Share capital	2,090,558
Total equity	24,231,816
Total operating revenue(2)	1,939,300
Net operating income	1,668,341
Profit for the year	1,684,512
Basic earnings per share (Won)	3,999

Note: (1) Based on International	Financial Reporting Standards as adopted by the Republic of Korea.

(2)	Represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit and loss and other operating income.

•	Dividend payment for fiscal year 2022

A year-end cash dividend of KRW 1,450 per common share was approved:

1)	Total dividend amount for fiscal year 2022: KRW 1,149,421,288,250*

2)	Dividend yield for fiscal year 2022: 5.8%*

*

Includes quarterly cash dividends that have already been paid in fiscal year 2022 (three dividend payments each in the amount of KRW 500 per common share for the first, second, and third quarters of fiscal year 2022).

•	Appointed Non-Executive Directors and Audit Committee Members

•	Number of newly appointed or re-appointed non-executive directors: 6

•	Number of newly appointed or re-appointed members of the Audit Committee: 4

•	Total Number of Directors and Audit Committee Members Following the Appointment

•	Directors: 9 (including 7 non-executive directors)

•	Members of the Audit Committee: 4 (all non-executive directors)

Details regarding appointment of non-executive directors

Name	Date of Birth	Term of Office	New Appointment	Career (including current position)	Name of Other Entities of Which the Nominee Serves as a Director
Kyung Ho Kim	December 1954	1 year	No

•  Professor, School of Business Administration, Hongik University

•  Non-Executive Director, Citibank Korea Inc.

•  Vice President, Hongik University

•  Local Government Accounting Standards Committee Member, Ministry of the Interior and Safety

•  Advisory Board Member, The Korea Development Bank

•  Policy Advisory Member, The Board of Audit and Inspection of Korea

•  Public Sector Policy Committee Member, Ministry of the Interior and Safety

•  Dean, Graduate School, Hongik University

•  National Accounting System Review Member, Ministry of Economy and Finance

•  Policy Advisory Member, Ministry of the Interior and Safety

•  President, Korea Local Tax Association Co., Ltd.

•  Advisor, Jade-K Partners Co., Ltd.

—

Seon-joo Kwon	November 1956	1 year	No	• Visiting Scholar, Korea Institute of Finance • Chairman & CEO, Industrial Bank of Korea • Head of Risk Management and Customer Protection, Industrial Bank of Korea • Head of Risk Management, Industrial Bank of Korea	—

Whajoon Cho	February 1957	2 years	Yes	• CFO, BC Card Co., Ltd. • CFO, KT Capital Corporation • President & CEO, KT Capital Corporation • Visiting Professor, Sogang University / KAIST (Korea Advanced Institute of Science and Technology) • Non-Executive Director, Pulmuone Corporate • Auditor, Mercedes-Benz Financial Services Korea Limited	—

Gyutaeg Oh	February 1959	1 year	No

•  Professor, School of Business Administration, Chung-Ang University

•  Director, Emerging Infrastructure Fund

•  Non-Executive Director, Moa Savings Bank Co., Ltd

•  Non-Executive Director, Volkswagen Financial Service Korea

•  Risk Management Committee Member, Korea Technology Finance Corporation

•  Evaluation and Compensation Committee Chair, Risk Management Committee Member, Fund Management Evaluation Committee Member, National Pension Service

•  Dean, College of Business and Economics, Chung-Ang University

•  Dean, Graduate School of Business, Chung-Ang University

•  Public Funds Oversight Committee Member, Sub-Committee Chair, Financial Services Commission

•  Non-Executive Director, Kiwoom Securities Co., Ltd.

—

Jungsung Yeo	April 1960	2 years	Yes

•  Director, FPSB (Financial Planning Standard Board) Korea

•  Member, International Consumer Affairs Expert Committee under the Ministry of Economy and Finance

•  Member, Competition Policy Advisory Committee under the Fair Trade Commission

•  Civilian Member, Korea Post Management Committee

•  Civilian Member, Public Institution Management Committee under the Ministry of Economy and Finance

•  Chairperson, Asian Consumer & Family Economics Association

•  Auditor, Korean Academy of Financial Consumers

•  Dean, College of Human Ecology, Seoul National University

•  Commissioner, Financial Management Committee under the Ministry of Economy and Finance

•  Chairperson, Korean Society of Consumer Policy and Education

•  Director, Board of Directors, Korean Association of Academic Societies

•  Member, Korea Copyright Commission

•  Director, The Korean Committee for UNICEF

•  Executive Vice President for Planning and Communication and Trustee of the Board of Trustees, Seoul National University

•  Executive Vice President for Academic Affairs and Trustee of the Board of Trustees, Seoul National University

•  Editorial Board, Journal of Consumer Affairs

•  Civilian Chairperson, Consumer Policy Committee under the Prime Minister’s Office

•  Professor, Department of Consumer Science, Seoul National University

—

Sung-Yong Kim	March 1966	2 years	Yes	• Non-Standing Commissioner, Securities & Futures Commission • Chairperson, Insolvency Law Institute of Korea • Member, Management Committee for the Key Industries Stabilization Fund • Corporate Governance Research Committee Member, Korea Institute of Corporate Governance and Sustainability • Professor, Law School, Sungkyunkwan University	—

Details regarding appointment of members of the Audit Committee

Name	Date of Birth	Term of Office as a Member of the Audit Committee	New Appointment	Career (including current position)
Kyung Ho Kim	December 1954	1 year	No

•  Professor, School of Business Administration, Hongik University

•  Non-Executive Director, Citibank Korea Inc.

•  Vice President, Hongik University

•  Local Government Accounting Standards Committee Member, Ministry of the Interior and Safety

•  Advisory Board Member, The Korea Development Bank

•  Policy Advisory Member, The Board of Audit and Inspection of Korea

•  Public Sector Policy Committee Member, Ministry of the Interior and Safety

•  Dean, Graduate School, Hongik University

•  National Accounting System Review Member, Ministry of Economy and Finance

•  Policy Advisory Member, Ministry of the Interior and Safety

•  President, Korea Local Tax Association Co., Ltd.

•  Advisor, Jade-K Partners Co., Ltd.

Seon-joo Kwon	November 1956	1 year	No

•  Visiting Scholar, Korea Institute of Finance

•  Chairman & CEO, Industrial Bank of Korea

•  Head of Risk Management and Customer Protection, Industrial Bank of Korea

•  Head of Risk Management, Industrial Bank of Korea

Whajoon Cho	February 1957	2 years	Yes

•  CFO, BC Card Co., Ltd.

•  CFO, KT Capital Corporation

•  President & CEO, KT Capital Corporation

•  Visiting Professor, Sogang University / KAIST (Korea Advanced Institute of Science and Technology)

•  Non-Executive Director, Pulmuone Corporate

•  Auditor, Mercedes-Benz Financial Services Korea Limited

Sung-Yong Kim	March 1966	2 years	Yes

•  Non-Standing Commissioner, Securities & Futures Commission

•  Chairperson, Insolvency Law Institute of Korea

•  Member, Management Committee for the Key Industries Stabilization Fund

•  Corporate Governance Research Committee Member, Korea Institute of Corporate Governance and Sustainability

•  Professor, Law School, Sungkyunkwan University

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: March 24, 2023	By: /s/ Scott Y. H. Seo
(Signature)

Name: Scott Y. H. Seo
Title: Senior Executive Vice President and Chief Finance Officer